SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M   6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2010
TRINITY BIOTECH PLC
(Name of Registrant)
IDA Business Park
Bray, Co. Wicklow
Ireland
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release dated May 11, 2010

Contact:	Trinity Biotech plc	Lytham Partners LLC
	Kevin Tansley	Joe Diaz, Joe Dorame & Robert Blum
	(353)-1-2769800	602-889-9700
E-mail: kevin.tansley@trinitybiotech.com
Trinity Biotech Announces Quarter 1 Financial Results
EPS increases by 25% to 15 cent
Cash from operations increases 122%
DUBLIN, Ireland (May 11, 2010)... Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended March 31, 2010.
Quarter 1 Results
Total revenues for the quarter were $29.0m which compares to $31.1m in quarter 1, 2009, a decrease of 6.7%.
Point-of-care revenues for the quarter decreased by 6.6% when compared to quarter 1, 2009. This decline is still largely attributable to the company’s decision to restrict shipments to a major HIV customer due to credit related issues. This was partly offset by the continued growth of HIV sales in the USA which increased by 6% quarter on quarter.
Continuing clinical laboratory (i.e. excluding coagulation) revenues were $13.3m which represents a decrease of 3.5% when compared to $13.8m in quarter 1 2009. This decrease does not reflect an underlying reduction in business levels but rather that lyme sales, which are very seasonal in nature, are lower this quarter than in the corresponding quarter last year.
Coagulation revenues fell from $12.7m in quarter 1, 2009 to $11.4m in quarter 1, 2010, a decrease of 10.3%.
Revenues for quarter 1 by key product area were as follows:

	2009	2010	Increase/
	Quarter 1	Quarter 1	Decrease
	US$’000	US$’000%
Point-of-Care	4,671	4,362	-6.6%
Continuing Clinical Laboratory	13,751	13,274	-3.5%
Continuing operations*	18,422	17,636	-4.3%

Coagulation	12,684	11,377	-10.3%

Total	31,106	29,013	-6.7%

*	Continuing operations reflects the company’s divestiture of its coagulation business (shown separately)

Gross profit for the quarter amounted to $13.5m representing a gross margin of approximately 46.6%, which represents an increase of 0.6% over the same period in 2009. This improvement in gross margin is attributable to improved cost control and a change in product mix. Excluding instrument service costs for the quarter, the gross margin would be 50.2%.
Research and Development expenses for the quarter amounted to $1.8m, which is consistent with quarter 1, 2009 and represents 6.2% of revenues. SG&A expenses have fallen by 17% from $9.6m in quarter 1 of 2009 to $7.9m in the current quarter. The fall in SG&A expenses is due to continued cost control, including the impact of the rationalisation of the French sales and US finance functions undertaken during 2009.
The tax charge for the quarter was $288k (versus $250k in quarter 1, 2009), which represents an effective tax rate of 8.4% — which is lower than the company’s long term tax rate, partially due to the receipt of R&D tax credits in Ireland.
Operating profit increased from $3.0m in quarter 1, 2009 to $3.7m in the current quarter, representing an increase of 21% and giving an operating margin of 12.7% (compared with 9.8% in quarter 1, 2009). Similarly, profit after tax increased from $2.5m to $3.2m, an increase of 26% in the same period. EPS for the quarter increased from 12 cent per ADR to 15 cent per ADR, an increase of 25%.
From a cash perspective the Company generated more than $5.1m of cash from operations which is an increase of 122% compared with the same period in 2009. In quarter 1, 2010 the company generated positive free cash flows of $2.6m, compared to a free cash outflow of $0.4m for the corresponding quarter in 2009.
Commenting on the results, Kevin Tansley, Chief Financial Officer, said “We are very happy to announce that Trinity is continuing to show significant earnings growth this quarter. 2009 was a year of record profit growth for Trinity and this trend is being continued into 2010, with an increase in earnings of 25%.
Furthermore, Trinity has generated very strong cash flows this quarter with cash from operations up over 120% to $5.1m resulting in free cash flows of $2.6m.”
Divestiture of the Coagulation business
Following the quarter Trinity closed the sale of its coagulation business to the Stago Group for $90m.
The principal impacts of this divestiture are as follows
•	whilst revenues will fall by approximately 40%, earnings will remain at 100-110% of pre-divestiture levels (this is an upward revision to our original estimate);

•
bank debt has been eliminated and post-close cash balances have increased to in excess of $45m. Taking into account the receipt of deferred consideration of $22.5m over the next two years and a reduction in working capital levels of $4m, this will bring the cash and cash equivalent balance of the company to approximately $72m ($3.39 per share) ;

•	a reduction in operating costs of $31m largely attributable to a reduction of 320 in employee numbers.

The divestiture will have a significant impact on Trinity’s balance sheet. The principal balance sheet captions will be impacted as follows:

			Increase/
	March 31, 2009	Post Close	(decrease)
	$million	$million	$million
Cash	6.2	49.0	42.8
Deferred consideration	0.0	22.5	22.5
Bank debt	(27.2)	0.0	27.2
Net cash (debt)*	(21.0)	71.5	92.5

Property, plant and equipment	12.1	5.4	(6.7)
Goodwill and intangibles	46.2	35.3	(10.9)
Inventories	39.7	18.7	(21.0)
Trade and other receivables	20.4	10.5	(9.9)
Trade and other payables	11.5	6.8	(4.7)

*	for illustration purposes deferred consideration has been included in net cash as it is unconditional and bank guaranteed
The process of transferring the coagulation business from Trinity to Stago is well advanced. During the next 12 months Trinity will be providing a limited number of services to Stago which will complete the transition.
Ronan O’Caoimh, CEO of Trinity Biotech stated “Following the divestiture of our coagulation business line the company is in an extremely strong position. We have eliminated all of our bank debt and accumulated significant cash reserves. We will also continue to be highly profitable and are confident that future profit levels will be 100-110% of pre-divestiture levels, which represents an increase on our initial estimated range of 90-100%.
From a strategic point of view we are very excited to be embarking upon our new point of care strategy which will concentrate on Infectious Diseases, HbA1c and Coagulation, each of which have a market size exceeding $300m and double digit annual growth. We are ideally positioned to successfully implement this strategy given our newly expanded R&D teams in San Diego and Bray, our strong sales and distribution infrastructure and access to the relevant licenses.”
Forward-looking statements in this release are made pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company’s periodic reports filed with the Securities and Exchange Commission.
Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and blood coagulation disorders, and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company’s website: www.trinitybiotech.com.

Trinity Biotech plc
Consolidated Income Statements

(US$000’s except share data)	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2010	2009
	(unaudited)	(unaudited)

Revenues	29,013	31,106

Cost of sales (excluding service costs)	(14,434)	(15,423)

Gross profit (excluding service costs)	14,579	15,683
Gross profit % (excluding service costs)	50%	50%

Cost of sales — instrument servicing costs	(1,050)	(1,370)
Gross profit (including service costs)	13,529	14,313
Gross profit % (including service costs)	47%	46%

Other operating income	56	204

Research & development expenses	(1,794)	(1,776)
Selling, general and administrative expenses	(7,939)	(9,601)
Indirect share based payments	(176)	(98)

Operating profit	3,676	3,042

Financial income	10	1
Financial expenses	(241)	(289)

Net financing costs	(231)	(288)

Profit before tax	3,445	2,754

Income tax expense	(288)	(250)

Profit for the period	3,157	2,504

Earnings per ADR (US cents)	15.0	12.0

Diluted earnings per ADR (US cents)	14.8	12.0

Weighted average no. of ADRs used in computing basic earnings per ADR	21,089,733	20,854,395
The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Balance Sheets

	March 31, 2010	December 31, 2009
	US$ ’000	US$ ’000
	(unaudited)	(audited)
ASSETS
Non-current assets
Property, plant and equipment	12,131	12,174
Goodwill and intangible assets	46,247	44,822
Deferred tax assets	5,627	5,801
Other assets	1,330	1,212

Total non-current assets	65,335	64,009

Current assets
Inventories	40,033	39,198
Trade and other receivables	20,415	22,931
Income tax receivable	260	229
Cash and cash equivalents	6,222	6,078

Total current assets	66,930	68,436

TOTAL ASSETS	132,265	132,445

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,080	1,080
Share premium	160,739	160,683
Accumulated deficit	(83,717)	(87,071)
Translation reserve	(385)	206
Other reserves	4,241	4,446

Total equity	81,958	79,344

Current liabilities
Interest-bearing loans and borrowings	13,429	12,625
Income tax payable	207	24
Trade and other payables	11,732	12,844
Derivative Financial Instruments	279	58
Provisions	50	50

Total current liabilities	25,697	25,601

Non-current liabilities
Interest-bearing loans and borrowings	16,409	19,231
Other payables	38	59
Deferred tax liabilities	8,163	8,210

Total non-current liabilities	24,610	27,500

TOTAL LIABILITIES	50,307	53,101

TOTAL EQUITY AND LIABILITIES	132,265	132,445

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Statement of Cash Flows

	March 31,2010	March 31, 2009
	US$ ’000	US$ ’000
	(unaudited)	(unaudited)

Cash and cash equivalents at beginning of period	6,078	5,184

Operating cash flows before changes in working capital	4,911	4,081
Changes in Working Capital	221	(1,769)

Cash generated from operations	5,132	2,312

Net Interest and Income taxes paid	(225)	(260)

Capital Expenditure (net)	(2,324)	(2,501)

Repayment of bank debt	(2,439)	(2,146)

Cash and cash equivalents at end of period	6,222	2,589

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC (Registrant)
By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer

Date: June 23, 2010